

June 28, 2019

David Callen
Senior Vice President and Chief Financial Officer
Sleep Number Corporation
1001 Third Avenue South
Minneapolis, Minnesota 55404

> **Re: Sleep Number Corporation**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2019**
> **Filed April 26, 2019**
> **File No. 000-25121**

Dear Mr. Callen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Data, page 18

1.   We note you include adjustments in arriving at net operating profit after taxes that appear to remove your operating lease rent expense under GAAP and replace it with estimated depreciation and include lease adjustments in arriving at average invested capital. Please tell us your basis for including each of these adjustments, how you determined the amount of these adjustments, how the adoption of ASC 842 was considered for continuing to present these adjustments and how your presentation complies with the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This issue also applies to your earnings release included in Form 8-K filed on April 17, 2019.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of

David Callen
Sleep Number Corporation
June 28, 2019
Page 2

action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction